SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.  2)

WCA Waste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92926K103

(CUSIP Number)

Joseph E. LoConti, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
___________________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph E. LoConti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,526,093
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,526,093
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.61%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
588,827
	8	SHARED VOTING POWER
777,778
	9	SOLE DISPOSITIVE POWER
588,827
	10	SHARED DISPOSITIVE POWER
777,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.56%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory J. Skoda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
892,924
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
892,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.29%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
892,924
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
892,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.29%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 6 of 11

This Amendment No. 2 to Schedule 13D is filed by Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and the Patricia A. Skoda Revocable Trust dated June 5, 2005 relating to shares of common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”) and amends and restates the following Items of the Schedule 13D filed by such persons on October 30, 2009, and amended by Amendment No. 1 to the Schedule 13D filed on December 17, 2009 (as amended, the “Schedule 13D”).

Item 3.       Source and Amount of Funds.

The Shares and the Option (as defined below) reported in Item 5(c) as having been acquired by Mr. LoConti, Mr. Clark, and the Trust on October 28, 2009 in a privately-negotiated transaction were acquired using personal funds of Messrs. LoConti and Clark and working capital of the Trust.  Mr. LoConti, Mr. Clark and the Trust did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. LoConti on October 29, 2009 in open market transactions were acquired using personal funds of Mr. LoConti.  Mr. LoConti did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. LoConti on December 30, 2009 upon exercise of the Option were acquired using personal funds of Mr. LoConti.  Mr. LoConti did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. Clark on December 30, 2009 upon exercise of the Option were acquired using personal funds of Mr. Clark.  Mr. Clark did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been beneficially acquired by Mr. Clark and Mr. Skoda on December 31, 2009 in connection with the Acquisition (as defined below) are issuable by the Issuer upon the attainment of earn-out targets (described below) and the rights to such Shares were delivered to Live Earth Funding LLC in satisfaction of approximately $6.8 million of indebtedness owed to Live Earth Funding LLC as of September 30, 2009 by Live Earth LLC.

Item 4.       Purpose of the Transaction.

Each Reporting Person has acquired the Shares and the Option, as applicable, for investment purposes.  Each Reporting Person expects to continuously review his or its investment in the Issuer and, depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of any transaction, prevailing market conditions and such other considerations as they each deem relevant, each Reporting Person may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Shares, preferred stock or securities convertible into or exercisable or exchangeable for Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable for Shares, including the Option.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his or its Shares or the Option or such other Issuer securities he or it owns or may subsequently acquire, depending on various factors, including, but not limited to, the price of Shares, the terms and conditions of any transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with each of his or its investment intent, each Reporting Persons may have discussed and intends to continue to discuss with Issuer’s management, directors and other shareholders, the Issuer’s financial performance, strategic direction, business prospects and management, as well as various means of maximizing shareholder value.  To further the goals of improving the performance of the Issuer and enhancing the value of the investment, discussions with the Issuer may include an active acquisition program of other companies to be undertaken by the Issuer.

CUSIP No. 92926K103	Page 7 of 11

On October 25, 2009, Messrs. LoConti, Clark and Skoda entered into a letter agreement with the Issuer with respect to their desire to enter into the transaction described in Item 5(c) below pursuant to which they, as a group, could become the “owners” (as that term is defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)) of more than 15% of the Issuer’s outstanding Shares.  Pursuant to this letter agreement, the Issuer confirmed that its Board of Directors approved the transaction reported in Item 5(c) below solely for the purposes of Section 203(a)(1) of the DGCL, in order to provide that the restrictions on “business combinations” as defined in Section 203 of the DGCL shall not apply to the Issuer and the Reporting Persons as a result of the transaction described in Item 5(c) below, and the Reporting Persons agreed not to pursue such transaction without the further approval of the Issuer’s Board of Directors.

On October 29, 2009, the Issuer announced the execution of a non-binding letter of intent with respect to a proposed acquisition of the operations of Live Earth LLC, an Ohio limited liability company (“Live Earth”).  Messrs. LoConti, Clark, and Skoda (through his own trust) and the Trust are non-managing members of Live Earth.

On December 9, 2009, the Issuer, WCA of Massachusetts, LLC, a Delaware limited liability company (“WCA Massachusetts”), WCA of Ohio, LLC, a Delaware limited liability company (“WCA Ohio” and, together with WCA Massachusetts and the Company, the “WCA Parties”) entered into an Equity Interest and Asset Purchase Agreement (the “Agreement”) with Live Earth, Champion City Recovery, LLC, a Massachusetts limited liability company (“CC”), Boxer Realty Redevelopment, LLC, a Massachusetts limited liability company (“BR”), Sunny Farms Landfill LLC, an Ohio limited liability company (“SF”) and New Amsterdam & Seneca Railroad Company, LLC, an Ohio limited liability company (“NA” and, together with CC, BR and SF, the “Live Earth Companies”) on the other hand (Live Earth, together with the Live Earth Companies, the “Live Earth Parties”).  Pursuant to the Agreement, the WCA Parties acquired all of the outstanding equity interests of the Live Earth Companies and certain assets and related liabilities held by Live Earth that relate to the Live Earth Companies, including certain landfill, transfer station and rail haul operation (the “Acquisition”).

The Agreement provided for the Issuer to pay, as acquisition consideration, $2,000,000 in cash (plus additional amounts for working capital), the repayment of  approximately $16,750,000 of indebtedness of the Live Earth Parties, the issuance of up to 5,555,556 Shares, which included 3,555,556 Shares to be issued at closing and up to 2,000,000 Shares that may be issued pursuant to certain earn-out provisions set forth in the Agreement.  The closing of the Acquisition occurred on December 31, 2009 and also on such date, Live Earth delivered an aggregate of 555,554 Shares to its lenders and other creditors in satisfaction of certain obligations and delivered the right to receive the up to 2,000,000 earn-out Shares to its lenders in full satisfaction of indebtedness, including the right to receive 777,778 of such earn-out Shares to Live Earth Funding LLC, of which Mr. Clark and a trust of which Mr. Skoda is trustee are each 50% members and co-managing members.

Live Earth retained 3,000,002 of the Shares issued at closing, of which 1,111,111 are subject to forfeiture to the Issuer to satisfy certain indemnification obligations of the Live Earth Parties.   Messrs. LoConti, Clark and Skoda and the Trust are each non-managing and collectively are non-controlling members of Live Earth and may in the future receive such Shares as a distribution from Live Earth with respect to such membership interests.  These Shares are subject to the conditions set forth in the Agreement, and any interests the Reporting Persons may have in such Shares in the future are subject to distribution determinations and membership allocations.

The Issuer will issue the 777,778 earn-out Shares issuable to Live Earth Funding LLC if, on or before December 31, 2012, the business operated using the Live Earth Companies and certain transferred assets (the “Live Earth Business”) achieves $6.25 million EBITDA for any four consecutive fiscal quarters.   Messrs. Clark and Skoda (as trustee of the Gregory J. Skoda Revocable Trust) and the Trust may become beneficial owners of the up to 777,778 Shares that may be issued pursuant to the earn-out provisions due to Mr. Clark’s and Mr. Skoda’s trust’s ownership interests in Live Earth Funding LLC.  These amounts are subject to the conditions set forth in the Agreement, and any interests the Reporting Persons may have in such Shares in the future are subject to distribution determinations and membership allocations.

CUSIP No. 92926K103	Page 8 of 11

A copy of the Equity Interest and Asset Purchase Agreement is filed as Exhibit 7.3 hereto and is incorporated by reference into this Item 4.

Except as indicated herein, none of the Reporting Persons have any plan or proposal that relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)          According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 20,053,242 Shares outstanding.

Mr. LoConti beneficially owns 1,526,093 Shares, which represent 7.61% of the Shares outstanding.

Mr. Clark beneficially owns 588,827 Shares and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 6.56% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

Mrs. Skoda, as trustee of the Trust, beneficially owns 115,146 Shares and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 5.95% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

Mr. Skoda may be deemed the beneficial owner of the 115,146 Shares held by the Trust and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 5.95% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

The number of Shares beneficially owned by Messrs. LoConti, Clark and Skoda does not include, and such Reporting Persons do not beneficially own and disclaim beneficial ownership of, any of the 211,491 Shares held as collateral for a loan by Something Better, LLC, of which such Reporting Persons own membership interests representing substantially all of the equity.

The Reporting Persons together beneficially own 3,007,844 Shares, which represent 14.44% of the Shares outstanding assuming the issuance of all 777,778 earn-out Shares.

(b)          Mr. LoConti has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him.

Mr. Clark has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 588,827 Shares owned by him, and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to his 50% membership interest and position as co-managing member.

CUSIP No. 92926K103	Page 9 of 11

Mrs. Skoda, as the trustee of the Trust, may be deemed to have shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the 115,146 Shares owned by the Trust, and  shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to Mr. Skoda’s trust’s 50% membership interest and position as co-managing member.

Mr. Skoda may be deemed to have shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the 115,146 Shares held by the Trust, and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to his trust’s 50% membership interest and position as co-managing member.

(c)          Effective October 28, 2009, Mr. LoConti, Mr. Clark and the Trust entered into a privately-negotiated transaction with a third party group pursuant to which (1) Mr. LoConti and the Trust purchased 681,002 Shares and 56,622 Shares, respectively, at a price of $4.00 per share, and (2) Mr. LoConti, Mr. Clark and the Trust entered into an option agreement pursuant to which they each had the right in their sole discretion to purchase additional Shares prior to December 25, 2009 at an exercise price of $4.25 per share (the “Option”).  Mr. LoConti had the Option to purchase up to 400,000 Shares (in whole or in part).  Mr. Clark and the Trust had the Option to purchase up to 347,014 Shares (in whole or in part) and in such amounts between each other as they so agree; provided that the total number of Shares that can be exercised between the two of them could not exceed 347,014 Shares.

On October 29, 2009, Mr. LoConti acquired an aggregate of 41,000 Shares in open market transactions, at the following prices: (i) 10,000 Shares at $3.92, (ii) 10,000 Shares at $3.99, (iii) 15,900 Shares at $4.00, (iv) 5,000 Shares at $4.02, and (v) 100 Shares at $3.98.

On December 24, 2009, the parties agreed to extend the Option expiration date to December 31, 2009.  On December 30, 2009, Mr. LoConti exercised the Option with respect to 164,707 Shares for an aggregate purchase price of  $700,004.75 and transferred his remaining rights under the Option without consideration and Mr. Clark exercised the Option with respect to 287,014 Shares for an aggregate purchase price of  $1,219,809.50 and transferred his remaining rights under the Option without consideration.

On December 31, 2009, in connection with the closing of the Acquisition, the right to acquire the up to 777,778 earn-out Shares was delivered to Live Earth Funding LLC pursuant to the Agreement in satisfaction of approximately $6.8 million of indebtedness owed by Live Earth to Live Earth Funding LLC as of September 30, 2009.

(d)          Not applicable.

(e)          Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ohio law requires that the ownership of the landfill transferred as part of the acquisition be approved by the Ohio Environmental Protection Agency. Because the Ohio approval was not received prior to the closing date, Ohio law requires that the Agreement expressly state that the transactions contemplated by the Agreement are subject to the approval of the Director of the Ohio EPA and contain specific provisions negating such sale in the event that the required Ohio approval is ultimately denied by the Director of the Ohio EPA. In that event, the parties would be required to unwind the transaction.  If the WCA Parties do not receive the approval to own and operate the landfill, all Shares and rights to earn-out Shares issued at closing will be returned to the Issuer.

On December 9, 2009, Mr. LoConti, Mr. Clark, Mr. Skoda and the Trust entered into a Voting Agreement with the Issuer, pursuant to which each agreed to vote its Shares and not to revoke its consent with respect to its membership interests in Live Earth in favor of the Acquisition.

CUSIP No. 92926K103	Page 10 of 11

A copy of the Voting Agreement is filed as Exhibit 7.4 hereto and is incorporated by reference into this Item 6.

Item 7.       Materials to be Filed as Exhibits.

7.1*
Option Agreement by and among Joseph E. LoConti, Daniel J. Clark and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP

7.2*	Joint Filing Agreement
7.3*
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

7.4*
Voting Agreement, dated December 9, 2009, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer

  * Previously filed.

CUSIP No. 92926K103	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2010

/s/ Joseph E. LoConti
Joseph E. LoConti

/s/ Daniel J. Clark
Daniel J. Clark

/s/ Gregory J. Skoda
Gregory J. Skoda

/s/ Patricia A. Skoda
Patricia A. Skoda as Trustee of the
Patricia A. Skoda Revocable Trust
dated June 5, 2005